CARIBU INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the year ended December 31, 2019

CARIBU INC. AND SUBSIDIARY
TABLE OF CONTENTS
(Unaudited)

	Pages
Consolidated Balance Sheet	2
Consolidated Statement of Operations and Comprehensive Loss	3
Consolidated Statement of Stockholders' Equity	4
Consolidated Statement of Cash Flows	5
Notes to the Consolidated Financial Statements	6 - 8

Unaudited- See accompanying notes.

CARIBU INC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2019
(Unaudited)

Assets

Current Assets:

Cash and cash equivalents	$	1,109,782
Other receivables		8,872
Total current assets		1,118,654
Deferred tax asset		370,010
Total Assets	**$**	**1,488,664**

Liabilities and Stockholders' Equity

Current Liabilities:

Accounts payable		$	13,776
Long-Term Liabilities:			
Due to stockholders			64,800
Total Liabilities			78,576

Stockholders' Equity

Common Stock A – voting $.01 par value; 6,521,593 shares authorized issued and outstanding	$	65,216	
Common Stock B – non-voting $.01 par value; 1,345,074 shares authorized; 345,073 issued and outstanding		3,451	
Preferred Stock C – voting $.01 par value; 2,133,333 shares authorized issued and outstanding		21,333	
Additional paid-in-capital		2,520,738	
Unrealized gain on foreign currency translation		2,399	
Accumulated deficit		(1,203,049)	
Total Stockholders' Equity			1,410,088
Total Liabilities and Equity		**$**	**1,488,664**

Unaudited- See accompanying notes.

CARIBU INC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2019
(Unaudited)

Operating Income		
Revenue	$	46,697
Cost of revenues		48,574
Gross loss		(1,877)
Operating Expense		
General & Administrative		747,169
Loss from operations		(749,046)
Other Income		
Miscellaneous Income		10,663
Loss before income taxes		(738,383)
Income Tax Benefit		186,235
Net Loss	$	**(552,148)**
Other Comprehensive Loss:		
Change in foreign currency translation		(1,154)
Comprehensive Loss	$	**(553,302)**

Unaudited- See accompanying notes.

CARIBU INC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019
(Unaudited)

	Common Stock A Voting	Common Stock B Non-Voting	Preferred Stock C Voting	Additional Paid-in Capital	Unrealized Gain – Foreign Currency	Accumulated Deficit	Total Equity
Beginning Balance	$ 65,216	$ 3,451	$ 21,333	$ 1,195,000	$ 3,553	$ (650,901)	$ 637,652
Capital Contributions	-	-	-	1,325,738	-	-	1,325,738
Accumulated Other Comprehensive Loss	-	-	-	-	(1,154)	-	(1,154)
Net Loss for the Year	-	-	-	-	-	(552,148)	(552,148)
Ending Balance	$ 65,216	$ 3,451	$ 21,333	$ 2,520,738	$ 2,399	$(1,203,049)	$1,410,088

Unaudited- See accompanying notes.

CARIBU INC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019
(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(552,148)
Adjustment to reconcile net loss to cash used in operating activities:		
Deferred tax asset		(186,235)
Changes in liabilities		
Decrease in accounts payable		(1,892)
Net cash used in operating activities		(740,275)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributions		1,325,738
Increase in cash and cash equivalents		585,463
Cash and cash equivalents, beginning of year		524,319
Cash and cash equivalents, end of year	$	1,109782

Unaudited- See accompanying notes.

CARIBU INC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Caribu Inc. was incorporated under the laws of the State of Delaware in September 2015 to develop a mobile software application and marketplace that allows families to connect through a video-call to read books, draw, and learn together in real-time.

Caribu Ltd. was formed in the United Kingdom in September 2013 as a software developer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements are the consolidated financial statements of Caribu Inc. and Caribu Ltd., a wholly owned subsidiary, collectively "the Company". All significant intercompany transactions and balances are eliminated in the consolidation process.

Use of Estimates
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these consolidated financial statements require management to make estimates that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. The estimates and related judgments and assumptions are continually evaluated based on available information and experiences; however, actual amounts could differ from those estimates.

Income Taxes
Income taxes comprise of federal and state income taxes. Deferred tax assets and liabilities are recognized to reflect the estimated tax effects attributable to temporary differences and net operating loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect when the temporary differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance, if necessary, by the amount of any tax benefits that are not expected to be realized.

As of December 31, 2019, the statute of limitations remains open for federal tax returns for 2016 and following years; therefore, they are subject to potential examinations by the Internal Revenue Service.

Revenue Recognition
The Company uses the accrual method of accounting. Revenues are recognized when earned and expenses are deducted when incurred.

Unaudited- See accompanying notes.

CARIBU INC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Expenses
Advertising is expensed as incurred. For the year ended December 31, 2019, advertising expense was $60,647.

Research and Development Costs
All research and development costs are included in cost of revenues. The research and development costs for the year ended December 31, 2019, was $139,949.

Fair Value of Financial Instruments
The Company's financial instruments are cash and cash equivalents and accounts payable. The recorded values of cash and cash equivalents approximate fair values based on their short-term nature. The carrying values of accounts payable are estimated to approximate fair value.

The Company defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". The Company establishes fair value of its assets and liabilities using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels which distinguish between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The level in the fair value hierarchy within which the respective fair value measurement falls is determined based on the lowest level input that is significant to the measurement in its entirety. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities, Level 2 inputs are other than quotable market prices included in Level 1 that are observable for the asset or liability either directly or indirectly through corroboration with observable market data. Level 3 inputs are unobservable inputs for the assets or liabilities that reflect management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Functional Currency Translation Policy
The U.S. dollar is the functional currency of the Company. Foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates while revenues and expenses are translated at average rates in effect during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiary are recorded in accumulated other comprehensive income in the accompanying consolidated balance sheet.

CARIBU INC AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019
(Unaudited)

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance in two financial institutions. The balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balances might exceed the insured limits from time to time. At December 31, 2019, the Company has an unsecured balance at one of the banks of $857,918.

NOTE 4 – DUE TO STOCKHOLDERS

The Company has an unsecured, non-interest-bearing loan payable of $64,800 to one of the stockholders of Caribu Inc.

NOTE 5 – INCOME TAXES

The Company uses the accrual method of accounting for financial statement purposes and the cash method for income tax purposes.

Deferred tax asset reflects the estimated tax effects of net operating loss carryforwards. At December 31, 2019 the deferred tax asset is as follows:

Net operating loss carryforwards $ 370,010

NOTE 6 – CHANGE IN ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents a rollforward of accumulated other comprehensive loss.

Gains on Foreign Currency Transactions

Beginning balance, January 1, 2019	$	3,553
Other comprehensive loss before reclassifications		(1,154)
Ending balance, December 31, 2019	$	2,399

NOTE 7 – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 6, 2020, the date that the consolidated financial statements were available to be issued.